Filed Pursuant to Rule 424(b)(3)
Registration No. 333-280059
BLACKSTONE REAL ESTATE INCOME TRUST, INC.
SUPPLEMENT NO. 3 DATED OCTOBER 22, 2025
TO THE PROSPECTUS DATED AUGUST 5, 2025

This prospectus supplement (“Supplement”) is part of and should be read in conjunction with the prospectus of Blackstone Real Estate Income Trust, Inc., dated August 5, 2025 (as supplemented to date, the “Prospectus”). Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus. References herein to the "Company," "BREIT," "we," "us," or "our" refer to Blackstone Real Estate Income Trust, Inc. and its subsidiaries unless the context specifically requires otherwise.

The purposes of this Supplement are as follows:
•to provide an update to BREIT’s portfolio;
•to disclose the transaction price for each class of our common stock as of November 1, 2025;
•to disclose the calculation of our September 30, 2025 NAV per share for all share classes; and
•to provide an update on the status of our current public offering (the “Offering”)

Portfolio Update

For the month ended September 30, 2025, BREIT’s Class I NAV per share was $13.86 and Class I total return was 0.7% (not annualized).1

On or around November 7, 2025, the Company expects to publish its Q3 2025 Update for stockholders, which is available on its website at www.breit.com. This web link is provided for convenience only, and the contents of the piece or the website are not incorporated by reference in or otherwise a part of this prospectus.

November 1, 2025 Transaction Price
We are offering to the public four classes of shares of our common stock, Class I shares, Class S-2 shares, Class D-2 shares and Class T-2 shares in our primary offering and seven classes of shares of our common stock, Class I shares, Class S-2 shares, Class D-2 shares, Class T-2 shares, Class S shares, Class D shares and Class T shares pursuant to our distribution reinvestment plan. For the avoidance of doubt, Class S shares, Class D shares and Class T shares are only available to existing holders of such classes pursuant to our distribution reinvestment plan. The differences among the share classes relate to upfront selling commissions, dealer manager fees and ongoing stockholder servicing fees and limits thereon. No upfront selling commissions, dealer manager fees or stockholder servicing fees are paid with respect to Class I shares, and no upfront selling commissions or dealer manager fees are paid with respect to purchases of shares of any class sold pursuant to our distribution reinvestment plan. See “Description of Capital Stock” and “Plan of Distribution” in the Prospectus for a discussion of the differences between our Class I, Class S-2, Class D-2, Class T-2, Class S, Class D and Class T shares.

The transaction price for each share class of our common stock for subscriptions accepted as of November 1, 2025 (and repurchases as of October 31, 2025) is as follows:

Transaction Price (per share)
Class I	$13.8639
Class S-2	$13.8432
Class D-2	$13.5155
Class T-2	$13.6103
The November 1 transaction price for each of our share classes is equal to such class’s NAV per share as of September 30, 2025. A detailed calculation of the NAV per share for each of our share classes is set forth below. The purchase price of our common stock for each share class equals the transaction price of such class, plus applicable upfront selling commissions and dealer manager fees. The repurchase price for each share class equals the transaction price of such class.
1 BREIT’s Class S-2 NAV per share was $13.84, Class D-2 NAV per share was $13.52, and Class T-2 NAV per share was $13.61. BREIT’s Class S-2 total return was 0.6%, Class D-2 total return was 0.6%, and Class T-2 total return was 0.6% for September 2025.

September 30, 2025 NAV per Share
We calculate NAV per share in accordance with the valuation guidelines that have been approved by our board of directors. Our NAV per share, which is updated as of the last calendar day of each month, is posted on our website at www.breit.com and is made available on our toll-free, automated telephone line at (844) 702-1299. Please refer to “Net Asset Value Calculation and Valuation Guidelines” in the Prospectus for how our NAV is determined. The Adviser is ultimately responsible for determining our NAV. All our property investments are appraised annually by third party appraisal firms in accordance with our valuation guidelines. Transactions or events have occurred since September 30, 2025 that could have a material impact on our NAV per share, upon which our transaction price is based. We have included a breakdown of the components of total NAV and NAV per share for September 30, 2025 along with the immediately preceding month.

Our total NAV presented in the following tables includes the NAV of our Class I, Class S, Class S-2, Class D, Class D-2, Class T, Class T-2, and Class C common stockholders, as well as partnership interests of BREIT Operating Partnership held by parties other than the Company. The following table provides a breakdown of the major components of our total NAV as of September 30, 2025 ($ and shares in thousands):

Components of NAV	September 30, 2025
Investments in real estate(1)	$98,361,615
Investments in real estate debt	5,588,167
Investments in unconsolidated entities(2)	15,126,228
Cash and cash equivalents	1,640,838
Restricted cash	782,556
Other assets	3,324,603
Mortgage notes, term loans, and revolving credit facilities, net	(59,457,718)
Secured financings on investments in real estate debt	(3,285,561)
Subscriptions received in advance	(122,929)
Other liabilities	(2,788,778)
Accrued performance participation allocation	(124,029)
Management fee payable	(55,614)
Accrued stockholder servicing fees(3)	(12,761)
Non-controlling interests in joint ventures	(5,975,910)
Net asset value	$53,000,707
Number of outstanding shares/units	3,826,446
_____________
(1)Investments in real estate reflects the entire value of our consolidated real estate properties, including the $87.2 billion allocable to us and $11.2 billion allocable to third-party joint venture interests in such investments as of September 30, 2025.
(2)Investments in unconsolidated entities reflects the value of our net equity investment in entities we do not consolidate. As of September 30, 2025, our allocable share of the gross real estate asset value held by such entities was $33.8 billion.
(3)Stockholder servicing fees only apply to Class S, Class S-2, Class D, Class D-2, Class T, and Class T-2 shares. For purposes of NAV we recognize the stockholder servicing fee as a reduction of NAV on a monthly basis as such fee is paid. Under accounting principles generally accepted in the United States of America (“GAAP”), we accrue an estimate of the future cost of the stockholder servicing fee as an offering cost at the time we sell Class S, Class S-2, Class D, Class D-2, Class T, and Class T-2 shares. As of September 30, 2025, the Company has accrued under GAAP $0.8 billion of stockholder servicing fees payable to the Dealer Manager related to the Class S, Class S-2, Class D, Class D-2, Class T, and Class T-2 shares sold. The Dealer Manager does not retain any of these fees, all of which are retained by, or re-allowed (paid) to, participating broker-dealers.

The following table provides a breakdown of our total NAV and NAV per share/unit by class as of September 30, 2025 ($ and shares/units in thousands, except per share/unit data):

Share Class	Net asset value	Number of outstanding shares/units	NAV Per Share/Unit as of September 30, 2025
Class I Shares	$29,419,375	2,122,016	$13.8639
Class S Shares	17,255,657	1,245,497	13.8544
Class S-2 Shares	36,043	2,604	13.8432
Class D Shares	1,375,886	101,726	13.5254
Class D-2 Shares	1,314	97	13.5155
Class T Shares	495,986	36,414	13.6206
Class T-2 Shares	831	61	13.6103
Class C Shares	54,507	3,465	15.7300
Third Party Operating Partnership(1)	4,361,108	314,566	13.8639
Total	$53,000,707	3,826,446
_____________
(1)Includes the partnership interests of BREIT Operating Partnership held by BREIT Special Limited Partner, Class B unit holders, and other BREIT Operating Partnership interests held by parties other than the Company.
Set forth below are the weighted averages of the key assumptions in the discounted cash flow methodology used in the September 30, 2025 valuations, based on property types.

Property Type	Discount Rate	Exit Capitalization Rate
Rental Housing	7.2%	5.4%
Industrial	7.6%	5.6%
Net Lease	6.6%	5.6%
Hospitality	10.8%	9.0%
Data Centers	8.3%	6.1%
Self Storage	8.4%	6.5%
Office	7.8%	5.6%
Retail	7.9%	6.3%

These assumptions are determined by the Adviser, and reviewed by our independent valuation advisor. A change in these assumptions or factors would impact the calculation of the value of our property investments. For example, assuming all other factors remain unchanged, the changes listed below would result in the following effects on our investment values:

Rental
		Housing	Industrial	Net Lease	Hospitality	Data Centers	Self Storage	Office	Retail
	Hypothetical	Investment	Investment	Investment	Investment	Investment	Investment	Investment	Investment
Input	Change	Values	Values	Values	Values	Values	Values	Values	Values
Discount Rate	0.25% decrease	+1.8%	+2.0%	+1.8%	+1.7%	+1.0%	+1.8%	+1.9%	+1.9%
(weighted average)	0.25% increase	(1.8)%	(1.9)%	(1.8)%	(1.7)%	(0.7)%	(1.7)%	(1.9)%	(1.7)%
Exit Capitalization Rate	0.25% decrease	+2.9%	+3.4%	+2.8%	+1.5%	+1.2%	+2.2%	+3.1%	+2.5%
(weighted average)	0.25% increase	(2.7)%	(3.1)%	(2.5)%	(1.5)%	(1.0)%	(2.1)%	(2.9)%	(2.3)%

Our total NAV presented in the following tables includes the NAV of our Class I, Class S, Class D, Class T, and Class C common stockholders, as well as partnership interests of BREIT Operating Partnership held by parties other than the Company. There were no Class S-2, Class D-2, and Class T-2 shares of common stock outstanding as of August 31, 2025. The following table provides a breakdown of the major components of our total NAV as of August 31, 2025 ($ and shares in thousands):

Components of NAV	August 31, 2025
Investments in real estate(1)	$98,909,886
Investments in real estate debt	5,680,734
Investments in unconsolidated entities(2)	14,695,124
Cash and cash equivalents	1,751,160
Restricted cash	762,258
Other assets	3,315,673
Mortgage notes, term loans, and revolving credit facilities, net	(59,778,007)
Secured financings on investments in real estate debt	(3,317,287)
Subscriptions received in advance	(101,745)
Other liabilities	(2,759,294)
Accrued performance participation allocation	(74,534)
Management fee payable	(55,547)
Accrued stockholder servicing fees(3)	(13,260)
Non-controlling interests in joint ventures	(6,031,384)
Net asset value	$52,983,777
Number of outstanding shares/units	3,835,167
__________
(1)Investments in real estate reflects the entire value of our consolidated real estate properties, including the $87.7 billion allocable to us and $11.2 billion allocable to third-party joint venture interests in such investments as of August 31, 2025.
(2)Investments in unconsolidated entities reflects the value of our net equity investment in entities we do not consolidate. As of August 31, 2025, our allocable share of the gross real estate asset value held by such entities was $32.8 billion.
(3)Stockholder servicing fees only apply to Class S, Class D, and Class T shares. For purposes of NAV we recognize the stockholder servicing fee as a reduction of NAV on a monthly basis as such fee is paid. Under GAAP, we accrue the full cost of the stockholder servicing fee as an offering cost at the time we sell Class S, Class D, and Class T shares. As of August 31, 2025, the Company has accrued under GAAP $0.8 billion of stockholder servicing fees payable to the Dealer Manager related to the Class S, Class D, and Class T shares sold. The Dealer Manager does not retain any of these fees, all of which are retained by, or reallowed (paid) to, participating broker-dealers.
The following table provides a breakdown of our total NAV and NAV per share/unit by class as of August 31, 2025 ($ and shares/units in thousands, except per share/unit data):

Share Class	Net asset value	Number of outstanding shares/units	NAV Per Share/Unit as of August 31, 2025
Class I Shares	$29,356,898	2,122,995	$13.8281
Class S Shares	17,382,676	1,257,911	13.8187
Class S-2 Shares	—	—	—
Class D Shares	1,389,912	103,019	13.4918
Class D-2 Shares	—	—	—
Class T Shares	502,688	37,000	13.5863
Class T-2 Shares	—	—	—
Class C Shares	54,201	3,468	15.6276
Third Party Operating Partnership(1)	4,297,402	310,774	13.8281
Total	$52,983,777	3,835,167
__________
(1)Includes the partnership interests of BREIT Operating Partnership held by BREIT Special Limited Partnership, Class B unit holders, and other BREIT Operating Partnership interests held by parties other than the Company.

Status of our Current Public Offering

We are currently offering on a continuous basis up to $60.0 billion in shares of common stock, consisting of up to $48.0 billion in shares in our primary offering and up to $12.0 billion in shares pursuant to our distribution reinvestment plan. As of the date of this Supplement, we had issued and sold in the Offering (i) 16,534,726 shares of our common stock (consisting of 10,592,559 Class I Shares, 5,634,364 Class S-2 Shares, 225,987 Class D-2 Shares, and 81,816 Class T-2 Shares) in the primary offering for total proceeds of $0.2 billion and (ii) 15,553,657 shares of our common stock (consisting of 8,381,900 Class I Shares, 6,355,370 Class S Shares, 3,702 Class S-2 Shares, 566,615 Class D Shares, 161 Class D-2 Shares, 245,724 Class T Shares, and 185 Class T-2 Shares) pursuant to our distribution reinvestment plan for a total value of $0.2 billion. As of September 30, 2025, our aggregate NAV was $53.0 billion. We intend to continue selling shares in the Offering on a monthly basis.